Exhibit 99.1

Autohome Inc. Announces Unaudited First Quarter 2023 Financial Results

BEIJING, May 11, 2023 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months ended March 31, 2023.

First Quarter 2023 Highlights1

•	Net Revenues in the first quarter of 2023 were RMB1,533.6 million (US$223.3 million), compared to RMB1,471.3 million in the corresponding period of 2022.

•

Net Income attributable to Autohome in the first quarter of 2023 was RMB405.5 million (US$59.0 million), compared to RMB318.2 million in the corresponding period of 2022, and net income attributable to ordinary shareholders in the first quarter of 2023 was RMB392.8 million (US$57.2 million), compared to RMB307.5 million in the corresponding period of 2022.

•	Adjusted Net Income attributable to Autohome (Non-GAAP)[2] in the first quarter of 2023 was RMB483.5 million (US$70.4 million), compared to RMB437.5 million in the corresponding period of 2022.

•	Share Repurchase: As of May 5, 2023, the Company had repurchased 3,939,934 American depositary shares (“ADSs”) for a total cost of approximately US$118.8 million.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We began the year by rolling out a series of initiatives to broaden the reach of our dual ecosystem, comprised of user service and customer service. On the user side, we launched our C-end strategy to enrich our platform services, expanding from our previous focus on car consumption to capture all aspects of cars’ life span. This shift is transforming our platform’s overall content, empowering us to address a wider range of automobile consumers’ needs and has helped us gain great user traction, as reflected by the 41.9% year-over-year growth of our mobile daily active users in March 2023 to reach a record high of 64.15 million, according to QuestMobile. On the customer side, we have fully implemented our new Autohome Energy Space retail model and initiated franchise stores, further augmenting the scale of our new retail services. We have also made strides in product and technology creation, with expanded application scenarios for our digital products and new AI-powered data products for dealers. These advancements have broadened our business horizons with more comprehensive service offerings that help us maintain our competitive edge. Looking forward, we will continue to create and promote more market innovation-led products and services that support our ability to deliver long-term value to the automotive industry and all of our stakeholders.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.8676 on March 31, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “We delivered a solid performance in the first quarter as total revenues increased by 4% year-over-year, led by strong growth in our media services. Notably, revenues from TTP Car Inc. and data products resumed their upward trajectory, and revenue contribution from new energy vehicle brands continued to rise significantly with a growth rate once again outperforming the market. In addition, the first quarter saw a rapid upward trend in all of our key indicators for our data products for dealers. The number of dealer customers for data products, the average revenue of data products per dealer store and the average number of data products adopted by each dealer store all grew by double-digits compared to the prior year period. As we move through 2023, we will remain committed to leveraging technology to maximize our strengths and empower the industry, while also exploring new business opportunities to propel our long-term sustainable growth.”

Unaudited First Quarter 2023 Financial Results

Net Revenues

Net revenues in the first quarter of 2023 were RMB1,533.6 million (US$223.3 million), compared to RMB1,471.3 million in the corresponding period of 2022.

•	Media services revenues were RMB361.5 million (US$52.6 million) in the first quarter of 2023, compared to RMB266.8 million in the corresponding period of 2022.

•	Leads generation services revenues were RMB680.6 million (US$99.1 million) in the first quarter of 2023, compared to RMB708.2 million in the corresponding period of 2022.

•	Online marketplace and others revenues were RMB491.5 million (US$71.6 million) in the first quarter of 2023, compared to RMB496.3 million in the corresponding period of 2022.

Cost of Revenues

Cost of revenues was RMB340.2 million (US$49.5 million) in the first quarter of 2023, compared to RMB255.0 million in the corresponding period of 2022. The increase was primarily attributable to the growth of operational costs. Share-based compensation expense included in cost of revenues in the first quarter of 2023 was RMB2.1 million (US$0.3 million), compared to RMB3.5 million in the corresponding period of 2022.

Operating Expenses

Operating expenses were RMB996.6 million (US$145.1 million) in the first quarter of 2023, compared to RMB1,084.1 million in the corresponding period of 2022.

•

Sales and marketing expenses were RMB523.1 million (US$76.2 million) in the first quarter of 2023, compared to RMB592.3 million in the corresponding period of 2022. The decrease was primarily attributable to a decline in marketing and promotional spending. Share-based compensation expense included in sales and marketing expenses in the first quarter of 2023 was RMB10.0 million (US$1.5 million), compared to RMB8.4 million in the corresponding period of 2022.

•

General and administrative expenses were RMB149.2 million (US$21.7 million) in the first quarter of 2023, compared to RMB136.6 million in the corresponding period of 2022. Share-based compensation expense included in general and administrative expenses in the first quarter of 2023 was RMB12.3 million (US$1.8 million), compared to RMB16.1 million in the corresponding period of 2022.

•

Product development expenses were RMB324.4 million (US$47.2 million) in the first quarter of 2023, compared to RMB355.2 million in the corresponding period of 2022. Share-based compensation expense included in product development expenses in the first quarter of 2023 was RMB21.7 million (US$3.2 million), compared to RMB12.9 million in the corresponding period of 2022.

Operating Profit

Operating profit was RMB263.2 million (US$38.3 million) in the first quarter of 2023, compared to RMB241.2 million in the corresponding period of 2022.

Income Tax Expense

There was an income tax expense of RMB54.7 million (US$8.0 million) in the first quarter of 2023, compared to RMB8.0 million in the corresponding period of 2022. The increase was primarily attributable to the lower income tax expense in the first quarter of 2022 which was caused by the true up adjustment of a preferential rate of 5% for withholding tax on cash dividends.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB405.5 million (US$59.0 million) in the first quarter of 2023, compared to RMB318.2 million in the corresponding period of 2022.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB392.8 million (US$57.2 million) in the first quarter of 2023, compared to RMB307.5 million in the corresponding period of 2022. Basic and diluted earnings per share (“EPS”) were RMB0.80 (US$0.12) and RMB0.79 (US$0.12), respectively, in the first quarter of 2023, compared to basic and diluted EPS of RMB0.61 and RMB0.61, respectively, in the corresponding period of 2022. Basic and diluted earnings per ADS were RMB3.18 (US$0.46) and RMB3.17 (US$0.46), respectively, in the first quarter of 2023, compared to basic and diluted earnings per ADS of RMB2.44 and RMB2.44, respectively, in the corresponding period of 2022.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB483.5 million (US$70.4 million) in the first quarter of 2023, compared to RMB437.5 million in the corresponding period of 2022. Non-GAAP basic and diluted EPS were RMB0.98 (US$0.14) and RMB0.98 (US$0.14), respectively, in the first quarter of 2023, compared to non-GAAP basic and diluted EPS of RMB0.87 and RMB0.87, respectively, in the corresponding period of 2022. Non-GAAP basic and diluted earnings per ADS were RMB3.92 (US$0.57) and RMB3.91 (US$0.57), respectively, in the first quarter of 2023, compared to non-GAAP basic and diluted earnings per ADS of RMB3.47 and RMB3.47, respectively, in the corresponding period of 2022.

Balance Sheet and Cash Flow

As of March 31, 2023, the Company had cash and cash equivalents and short-term investments of RMB22.71 billion (US$3.31 billion). Net cash provided by operating activities in the first quarter of 2023 was RMB1,029.1 million (US$149.8 million).

Employees

The Company had 5,395 employees as of March 31, 2023, including 2,160 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, May 11, 2023 (8:00 PM Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI613628a34f1c4327b7324c39ee49f6e8

Please use the conference access information to join the call ten minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss/(gain) relating to non-operating impact of a write-down of the initial investment in a financial product, and loss pickup of equity method investments, and impairment of long-term investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net revenues:
Media services	266,802	361,468	52,634
Leads generation services	708,204	680,634	99,108
Online marketplace and others	496,286	491,527	71,572

Total net revenues	1,471,292	1,533,629	223,314

Cost of revenues	(255,017)	(340,214)	(49,539)

Gross profit	1,216,275	1,193,415	173,775

Operating expenses:
Sales and marketing expenses	(592,254)	(523,116)	(76,172)
General and administrative expenses	(136,562)	(149,156)	(21,719)
Product development expenses	(355,247)	(324,366)	(47,231)

Total operating expenses	(1,084,063)	(996,638)	(145,122)

Other operating income, net	109,024	66,388	9,667

Operating profit	241,236	263,165	38,320

Interest and investment income, net	90,768	225,015	32,765
Loss from equity method investments	(26,229)	(31,435)	(4,577)

Income before income taxes	305,775	456,745	66,508

Income tax expense	(8,040)	(54,681)	(7,962)

Net income	297,735	402,064	58,546

Net loss attributable to noncontrolling interests	20,513	3,438	501
Net income attributable to Autohome	318,248	405,502	59,047

Accretion of mezzanine equity	(30,876)	(36,499)	(5,315)
Accretion attributable to noncontrolling interests	20,118	23,749	3,458

Net income attributable to ordinary shareholders	307,490	392,752	57,190

Earnings per share for ordinary shares
Basic	0.61	0.80	0.12
Diluted	0.61	0.79	0.12
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	2.44	3.18	0.46
Diluted	2.44	3.17	0.46
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	504,448,800	493,324,032	493,324,032
Diluted	504,709,220	494,826,708	494,826,708

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net income attributable to Autohome	318,248	405,502	59,047
Plus: income tax expense	9,381	56,021	8,157
Plus: depreciation of property and equipment	57,228	47,938	6,980
Plus: amortization of intangible assets	10,837	10,840	1,578

EBITDA	395,694	520,301	75,762

Plus: share-based compensation expenses	40,861	46,185	6,725

Adjusted EBITDA	436,555	566,486	82,487

Net income attributable to Autohome	318,248	405,502	59,047
Plus: amortization of intangible assets resulting from business acquisition	10,722	10,722	1,561
Plus: share-based compensation expenses	40,861	46,185	6,725
Plus: investment loss/(gain) arising from one of financial products[3]	54,420	(5,813)	(846)
Plus: loss on equity method investments, net	26,229	31,435	4,577
Plus: tax effects of the adjustments	(12,947)	(4,520)	(658)

Adjusted net income attributable to Autohome	437,533	483,511	70,406

Net income attributable to Autohome	318,248	405,502	59,047
Net margin	21.6%	26.4%	26.4%
Adjusted net income attributable to Autohome	437,533	483,511	70,406
Adjusted net margin	29.7%	31.5%	31.5%
Non-GAAP earnings per share
Basic	0.87	0.98	0.14
Diluted	0.87	0.98	0.14
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	3.47	3.92	0.57
Diluted	3.47	3.91	0.57
Weighted average shares used to compute non-GAAP earnings per share:
Basic	504,448,800	493,324,032	493,324,032
Diluted	504,709,220	494,826,708	494,826,708

[3]

It represented the loss or gain of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,801,299	1,877,864	273,438
Restricted Cash	9,175	8,514	1,240
Short-term investments	19,279,592	20,831,760	3,033,339
Accounts receivable, net	1,927,699	1,803,067	262,547
Amounts due from related parties, current	49,644	44,935	6,543
Prepaid expenses and other current assets	357,522	438,882	63,906

Total current assets	24,424,931	25,005,022	3,641,013

Non-current assets
Restricted cash, non-current	5,000	5,000	728
Property and equipment, net	255,298	223,081	32,483
Goodwill and intangible assets, net	4,220,305	4,200,833	611,689
Long-term investments	419,208	387,772	56,464
Deferred tax assets	265,606	265,606	38,675
Amounts due from related parties, non-current	9,419	17,797	2,591
Other non-current assets	116,052	218,943	31,881

Total non-current assets	5,290,888	5,319,032	774,511

Total assets	29,715,819	30,324,054	4,415,524

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,537,281	2,236,441	325,651
Advance from customers	96,047	119,692	17,429
Deferred revenue	1,147,131	2,085,066	303,609
Income tax payable	251,121	297,115	43,263
Amounts due to related parties	27,096	32,121	4,677

Total current liabilities	4,058,676	4,770,435	694,629

Non-current liabilities
Other liabilities	50,591	115,169	16,770
Deferred tax liabilities	517,926	498,236	72,549

Total non-current liabilities	568,517	613,405	89,319

Total liabilities	4,627,193	5,383,840	783,948

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,605,639	1,642,138	239,114

EQUITY
Total Autohome shareholders’ equity	23,888,842	23,731,071	3,455,511
Noncontrolling interests	(405,855)	(432,995)	(63,049)

Total equity	23,482,987	23,298,076	3,392,462

Total liabilities, mezzanine equity and equity	29,715,819	30,324,054	4,415,524